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FILE NO: 68139.4001

April 1, 2013

VIA EDGAR

Mr. Duc Dang

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Ellington Residential Mortgage REIT
Amendment No. 2 to
Confidential Draft Registration Statement on Form S-11
Submitted February 14, 2013
CIK No. 0001560672

Dear Mr. Dang:

As counsel to Ellington Residential Mortgage REIT, a Maryland real estate investment trust (including its subsidiaries, the “Company”), we are filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), the Company’s Registration Statement on Form S-11 (CIK No. 0001560672) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) contained in your letter dated March 4, 2013 with respect to the above-referenced DRS/A submitted on February 14, 2013.

For convenience of reference, each Staff comment contained in your March 4, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Jorge Bonilla, Jessica Barberich, Rochelle Plesset and Folake Ayoola, a courtesy copy of this letter and two courtesy copies of the Registration Statement filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the DRS/A submitted with the Commission on February 14, 2013. The changes reflected in the Registration Statement have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the blacklined version of the Registration Statement. Capitalized terms used

ATLANTA  AUSTIN  BANGKOK  BEIJING  BRUSSELS  CHARLOTTE  DALLAS   HOUSTON  LONDON  LOS ANGELES

McLEAN  MIAMI  NEW YORK  NORFOLK  RALEIGH  RICHMOND  SAN FRANCISCO  TOKYO  WASHINGTON

www.hunton.com

Mr. Duc Dang

April 1, 2013

and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General

1.	We note your response to comment 6 of our letter dated January 25, 2013 that your assets will be “initially” allocated to at least 90% Agency RMBS. You disclose on the cover page that you will have a “significant emphasis” on Agency assets. On page 58, you indicate that acquisitions will be based on market conditions. Please revise to clarify your investment objectives. Will you attempt to maximize returns within the framework of operating as an Agency mortgage REIT or will you focus on maximizing risk adjusted yield regardless of asset class? We may have further comment.

RESPONSE: We have revised our disclosure on page 58 and throughout the Registration Statement to reflect our investment objectives and that we intend to operate as mortgage REIT with a primary focus on Agency RMBS for the foreseeable future.

Our Manager and Ellington, page 1

2.	We note your response to comment 4. Please revise your disclosure here and elsewhere, as applicable, to briefly quantify the “declines in value” referenced.

RESPONSE: We have revised our disclosure on page 2 and page 21 to quantify the declines in value.

Risk Management, page 81

3.	Despite your deletion of the asset surveillance subsection in response to comment 9, please tell us if management will evaluate external credit ratings associated with non-Agency assets and/or develop internal ratings for such assets going forward. If so, please tell us if you will disclose the external and/or internal ratings in future Exchange Act reports.

RESPONSE: The Company supplementally advises the Staff that the Manager does not rely on external credit ratings or formal internal ratings; rather, the Manager reviews yields and performance on investments across multiple scenarios and makes a subjective judgment as to whether the risk/reward characteristics of the security are acceptable for the Company. The current weighted average coupon and yield information for the Company’s RMBS holdings is disclosed in the footnotes to the financial statements.

Mr. Duc Dang

April 1, 2013

Financial Statements, page F-1

4.	Please update the financial statements in accordance with Regulation S-X Rule 3-12.

RESPONSE: The Registration Statement contains updated financial statements as of December 31, 2012 and for the period from September 25, 2012 (commencement of operations) until December 31, 2012 in accordance with Regulation S-X Rule 3-12.

Critical Accounting Policies, page 65

5.	We note your response to comment seven of our letter dated January 25, 2013 and your revised disclosure. Please further expand your disclosure to discuss the following related to the third-party valuations you obtain as previously requested:

•	With respect to the multiple valuations you obtain, how you determine the ultimate value you use in your financial statements;

•	Whether, and if so, how and why, you adjust quotes or prices you obtain from brokers and pricing services;

•	The procedures you perform to validate the prices you obtain.

RESPONSE: We have revised the disclosure on page 72 of the Registration Statement in response to the Staff’s comment.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 404-888-4077.

Very truly yours,

/s/ Christopher C. Green

Christopher C. Green

cc:	Laurence Penn
Ellington Residential Mortgage REIT

Daniel M. LeBey
Hunton & Williams LLP

Enclosure